EXHIBIT 99.1

Commission File Number 001-31914

ANNOUNCEMENT ON QUALIFICATION OF EXECUTIVE DIRECTOR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 30 June 2021 in relation to, among others, the election of Ms. Huang Xiumei as an Executive Director of the seventh session of the board of directors of the Company (the “Board”) at the annual general meeting of the Company held on the same day (the “AGM”).

According to the Provisions on the Administration of Qualifications for Directors, Supervisors and Senior Executives of Insurance Companies promulgated by the China Banking and Insurance Regulatory Commission, the term of office of Ms. Huang Xiumei as an Executive Director of the seventh session of the Board commenced on 1 July 2021. With effect from the same day, Ms. Huang Xiumei has also served as a member of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board.

Please refer to the circular of the AGM dated 16 April 2021 for the biographical details of Ms. Huang Xiumei.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 6 July 2021

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang,
Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Robinson Drake Pike, Tang Xin,
Leung Oi-Sie Elsie, Lam Chi Kuen